UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Allego N.V.

(Name of Subject Company)

Allego N.V.

(Name of Person Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gilroy, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Tel: (212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Allego N.V. a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company” or “Allego”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2024 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Madeleine Charging B.V. (“Purchaser”) a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits and schedules thereto and as amended or supplemented form time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 3, 2024, pursuant to which Purchaser has offered to purchase all of the issued and outstanding ordinary shares of the Company, par value EUR 0.12 per share (each, a “Share” and, collectively, the “Shares”), other than those Shares already held, directly or indirectly, by Purchaser, Parent or their respective affiliates (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders”) at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes (the “Offer Consideration”), payable in cash and upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated as of July 3, 2024 (the “Offer to Purchase”), and in the related letter of transmittal for Shares (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Explanatory Note

Following the filing of the Schedule 14D-9 and the Schedule TO and as of the date of this Amendment, thirteen purported shareholders of Allego sent demand letters (the “Demands”) generally alleging, among other things, that the Schedule 14D-9 contains misstatements and/or omits material information.

Allego, the Independent Transaction Committee and the Board believe that the allegations in the Demands are without merit and that no supplemental disclosure is required. However, litigation is inherently uncertain and there can be no assurance regarding the outcome of any litigation. Lawsuits arising out of the Transactions may be filed in the future. While Allego, the Independent Transaction Committee and the Board believe that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law and applicable fiduciary duties, in order to avoid nuisance, potential expense and delay, and without admitting any liability or wrongdoing, Allego has determined to voluntarily supplement the Schedule 14D-9 with the below disclosures. Nothing in the below supplemental disclosures is an admission of the necessity or materiality under applicable law of any of the disclosures set forth herein or in the Schedule 14D-9. To the contrary, Allego, the Independent Transaction Committee and the Board deny all allegations in the Demands and that any additional disclosure in the Schedule 14D-9 was or is required.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The paragraph below is added to Item 3 as a new paragraph following the first paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements”:

“As of July 24, 2024, the Independent Transaction Committee has not been disbanded and remains vested with the power to manage and supervise a process to evaluate the Transactions and alternative business proposals aimed at furthering the sustainable success of the Company’s business and creating long-term value for the Company’s shareholders and other stakeholders. The members of the Independent Transaction Committee were not specifically compensated for their role on the committee.”

2.	The paragraph below is added to Item 3 following the last paragraph under the heading “Employment Arrangements with Executive Officers”:

“Post-Transaction Employment and Other Arrangements

As of July 24, 2024, neither the Company, on the one hand, nor Parent or Purchaser, on the other hand, has entered into any agreements, arrangements or understandings with the Company’s executive officers in connection with their employment following the consummation of the Transactions, other than Purchaser’s agreement in the Transaction Framework Agreement that, for a period of 24 months following the Delisting, there would be no material redundancies with respect to the workforce of the Company and its subsidiaries as a direct consequence of the Transactions without the prior approval of the Board and the affirmative vote of at least two Disinterested Directors.”

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

The following bold and underlined language is added to, and the struck through language is removed from, Item 4 under the heading “Opinion of the Independent Transaction Committee’s Financial Advisor” on pages 35-36 of the Schedule 14D-9:

Unless the context indicates otherwise, Enterprise Values derived from the selected companies analysis described below were calculated using the closing price of the common stock of the selected publicly traded companies in the EU and U.S.-listed electric vehicle charging and infrastructure services industry listed below as of market close on June 14, 2024. Accordingly, this information may not reflect current or future market conditions.

In addition, unless otherwise indicated, (i) per share amounts for the Shares were calculated ~~on a fully diluted basis, using the treasury stock method,~~ based on ~~shares, employee options and Company restricted stock units~~ 271,010,790 shares outstanding as of December 31, 2023, as reported in the Company’s Annual Report on Form 20-F, filed with the SEC on May 16, 2024, with a dilutive effect from 5,900,000 options with a strike price of EUR 0.12 per share and 500,000 of restricted stock units, as provided by the management of the Company and (ii) Enterprise Value for the Company was calculated using estimated cash of approximately EUR 45 million and approximately EUR 434 million of debt, each as of December 31, 2023 and was further adjusted for EUR 1 million of pension liabilities and minority interests as of such date. Accordingly, this information may not reflect current or future market conditions.

Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis of the Company on a standalone basis using the financial forecasts and estimates of the Company, which the Independent Transaction Committee directed UBS to utilize for purposes of its analysis, as provided to UBS by management of the Company as of June 14, 2024. UBS calculated a range of implied present values of the standalone after-tax unlevered free cash flows that the Company was forecasted to generate from January 1, 2024 for 2024E through 2045E, as set forth in the financial forecasts and estimates of the Company, using discount rates ranging between 17.5% and 22.5% based on the Company’s estimated weighted average cost of capital (“WACC”) using UBS’s best judgement on interpolating a capital asset pricing model, together with a size premium, and prevailing discount rates for similar companies observable on the market. UBS also calculated estimated terminal values for the Company as of the 2045 fiscal year, based on the projected perpetual growth rate (“PGR”) between 1.75% and 2.25%, which PGR was selected by UBS based on its professional judgement and taking into account, among other things, projected long-term inflation rates. The estimated terminal value and the projected cash flows were then discounted to present value as of June 30, 2024 using discount rates ranging between 17.5% and 22.5% based on the Company’s estimated WACC, resulting in a mid-point present value of the terminal value of EUR 188 million. UBS then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis resulted in the following implied per share reference range for the Shares as compared to the Offer Consideration:

Implied Per Share Reference Range	Offer Consideration
US$0.49-2.49	US$	1.70

Selected Comparable Companies Analysis. UBS compared selected multiples related to Enterprise Value for the Company on a standalone basis, and for the Transactions, to the corresponding multiples for the selected comparable publicly traded companies across the EU and U.S.-listed electric vehicle charging and infrastructure services industry identified below. These enterprise values, financial metrics and corresponding multiples for the selected comparable publicly traded companies were based on research analyst consensus sourced from FactSet as of June 14, 2024. These companies were selected because their equity is publicly traded in Europe and in the United States and they are focused on the electric vehicle charging and infrastructure services industry.

Unless otherwise indicated, for each of the companies selected by UBS, UBS reviewed, among other things multiples of Enterprise Values to 2024 estimated revenues (“Sales 24E”), 2025 estimated revenues (“Sales 25E”), 2026 estimated revenues (“Sales 26E”) and 2026 estimated EBITDA (“EBITDA 26E”). Estimated financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Other estimated financial data for the Company was based on the Company’s financial forecasts and estimates referred to above for the Company, prepared by the Company’s management.

Other Information. UBS also noted for the Independent Transaction Committee certain additional factors that were not relied upon in rendering its opinion, but were provided for informational purposes, including the following review:

•

the historical closing trading prices for the Shares during the 52-week period ended June 14, 2024, which reflected low and high stock prices during such period ranging from US$0.57 to US$3.06 per share, as compared to the Offer Consideration of US$1.70 per Share; and

•

a comparison of precedent 1-day premia paid for acquisitions of the selected US public targets listed below, which resulted in a reference range of implied equity value per Share of approximately US$0.84 to US$1.39, as compared to the Offer Consideration of US$1.70 per Share. The list of precedent transactions and 1-day premia for such transactions are as follows:

Target	Acquirer	Date Announced	Premium to closing share price (%)
Agiliti, Inc.	Thomas H. Lee Partners, L.P.	26-Feb-24	31
Rover Group, Inc.	Blackstone Inc.	29-Nov-23	29
Cvent Holding Corp.	Blackstone Inc.	14-Mar-23	15
AgroFresh Solutions, Inc.	Paine Schwartz Partners, LLC	22-Nov-22	8
BTRS Holdings Inc.	EQT	28-Sep-22	65
GTY Technology Holdings Inc.	GI Partners	28-Apr-22	138
SOC Telemed, Inc.	Patient Square Capital, L.P.	03-Feb-22	366
25%ile			22
75%ile			102

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The paragraphs below hereby replace the language under the heading “Litigation”:

“Between July 9, 2024 and July 24, 2024, the Company received thirteen demand letters from purported holders of Shares, each of which alleges disclosure deficiencies in the Schedule 14D-9 and demands an issuance of additional disclosures. The Company believes that the allegations contained in the demand letters are without merit.

As of July 24, 2024, the Company was not aware of the filing of any lawsuits or the submission of any other demand letters challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits or demand letters may be filed or submitted, respectively, in the future. If such lawsuits are filed or additional similar demand letters are submitted, absent new or different allegations that are material, the Company will not necessarily announce such filings or additional submissions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: July 24, 2024

Allego N.V.

By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet Title: Executive Director / Chief Executive Officer